SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                    MeVC Draper Fisher Jurvetson Fund I, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55271E1005
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Fred M. Stone, Esq.                    copy to: Allan S. Sexter, Esq.
Millennium Partners, L.P.                       Sexter & Warmflash
666 Fifth Avenue, 8th Floor                     115 Broadway
New York, New York 10103                        New York, New York 10006
(212) 841-4124                                  (212) 577-2800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 3 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55271E1005                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MillenCo, L.P.   13-3532932

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

From the capital of MillenCo.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         890,800

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         890,800

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

890,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.39%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

Limited Partnership

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. SECURITY AND ISSUER.

This statement relates to the common stock ("Common Stock") of MeVC Draper Fisher Jurvetson Fund I, Inc. (the "Company"). The address of the principal office of the Company is 991 Folsom Street, Suite 301, San Francisco, California 94107.

Item 2. IDENTITY AND BACKGROUND.

This statement is being filed by MillenCo. L.P. a Delaware limited partnership (MillenCo") a broker-dealer and member of the American Stock Exchange, whose principal office is at 666 Fifth Avenue, New York, New York.

The general partner of MillenCo is Millenium Management, LLC, ("Management") a Delaware limited liability company whose principal office is at 666 Fifth Avenue, New York, New York 10103.

The sole manager of Management is Israel A. Englander ("Englander") whose principal office is at 666 Fifth Avenue, New York, New York 10103.

During the past five years, none of MillenCo, Management or Englander, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds used to purchase the shares reported as beneficially owned was approximately $9,480,925. All of such funds were from the investment capital of MillenCo.

ITEM 4. PURPOSE OF TRANSACTION

The securities covered by this amendment were purchased for investment. The Company's stock trades at a deep discount to its stated net asset value. Millenco's investment objective is an increase in the share price and the realization of the Company's full value. In furtherance of its investment objective, Millenco opposed the Company's resolution at its 2002 Annual Meeting on March 27, 2002 to approve new investment advisor contracts with the Company's current advisor and sub-advisor. Over 5,020,000 shares voted against the approval of the new advisor contracts, and the resolution was not approved by the Company's stockholders. Consequently the current advisers are operating on an interim basis. Millenco has also sued the current advisor, on behalf of the Company, under Section 36(b)of the Investment Company Act of 1940 for restitution to the Company of excessive advisory fees paid. Consistent with its investment objectives, Millenco has proposed to the Company's directors that the Company explore changes in its management and investment policy which Millenco believes would enhance the market value and business prospects of the Company, including, but not limited to the following (all subject to compliance with the provisions of the Investment Company Act of 1940): distributing a significant amount of the Company's uninvested cash to stockholders; replacing the current investment advisors with an advisor with a different investment focus and experience and making a corresponding change in the Company's stated investment policy; requiring a compensation structure for a new investment advisor that better aligns the advisor's interests with those of the Company's stockholders, (as compared with the current advisor fee structure); exploring merger opportunities with other funds or companies; replacing one or more officers and directors with officers and directors who subscribe to one or more of these objectives. Millenco has consulted with persons outside the management of the Company in furtherance of these objectives, as well as with the Company's directors. Millenco intends to continue to communicate with the current directors of the Company in an effort to achieve some or all of these goals, but reserves the right to pursue the means to its investment objectives independently.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) MillenCo now owns shares of Common Stock, representing approximately of the total number of shares of Common Stock outstanding, To the best of knowledge of MillenCo, neither Management nor Englander owns any shares of Common Stock.

b) MillenCo has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock owned by MillenCo.

c) Within the past 60 days, MillenCo purchased Shares of Common Stock as follows:

     Date              Qty       Price

     04/08/2002      27800    9.728417
     04/09/2002       9700    9.701959
     04/10/2002       1000    9.670000
     04/12/2002       5600    9.708930
     05/06/2002       2000    9.410000
     05/28/2002        500    9.330000
     05/29/2002       3500    9.341429
     05/30/2002       7500    9.366130
     05/31/2002      11900    9.373025
     06/03/2002      12000    9.355833
     06/04/2002      20800    9.353558
     06/05/2002      12100    9.415124
     06/06/2002       1500    9.410000
     06/07/2002      23500    9.291574


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                June 7, 2002
                                  ----------------------------------------------
                                                   (Date)

                                  MillenCo. L.P.
                                  By: Millenium Management, LLC, General Partner


                              By: Terry Feeney, Chief Operating Officer
                                  ----------------------------------------------
                                                 (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).